Neptune Technologies & Bioressources Inc.

2740 avenue Pierre-Péladeau, suite 200

Laval (Québec), H7T 3B3

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular is supplied in connection with the solicitation of proxies by the Management of Neptune Technologies & Bioressources Inc. (the “Company”), for the Annual General and Special Meeting of Shareholders of the Company to be held on November 30, 2007, (the “Meeting”), at the Jacques-Cartier Room of Best Western Châteauneuf Laval Hotel, 3655 Autoroute des Laurentides, Laval, Québec H7L 3H7 at 2:00 PM for the purposes set out in the Notice of the Meeting, or any adjournment thereof. Proxies will be solicited primarily by mail; however, directors, officers or employees of the Company may also solicit proxies. The total cost of solicitation of proxies will be assumed by the Company.

All proxy documents appointing a proxyholder for the Meeting must be deposited with the Secretary of the Company, care of the Company’s transfer agent and registrar, Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montreal (Québec) Canada H3A 3S8, before business closing hours on the last business day preceding the day of the Meeting, or any adjournment thereof. Votes related to shares represented by proxies and naming a proxyholder that are not so deposited will not be voted at the Meeting.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy form are directors of the Company; Mr. Michel Timperio is Chairman of the Board and Mr. Henri Harland is President and Chief Executive Officer of the Company. A shareholder may appoint some other person (or more than one person if the shareholder is a corporation), who is not a shareholder, to represent him or her at the Meeting other than those named in the proxy. The shareholder may do so by filling in the name of such person(s) in the blank space provided in the proxy form and depositing the proxy in the foregoing manner.

Any shareholder giving such proxy may revoke it at any time by an instrument in writing executed by the shareholder or by the shareholder’s authorised representative in writing and, if the shareholder is a corporation, by a duly authorised person or persons, and deposited in the foregoing manner at the Company’s head office before the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, or deliver it to the Chairperson or Secretary of the Meeting on the day of the Meeting, or of any adjournment thereof, or in any other manner authorised by law.

Non-registered Holders

Only registered shareholders of the Company, or the persons they have designated as proxy holders, are entitled to vote at the Meeting. However, in many cases, shares of the Company beneficially owned by a person (a “Non-registered Holder”) are registered either:

A)

In the name of an intermediary (the “Intermediary”) with whom the non-registered holder conducts business in respect of shares, namely banks, trust companies, brokers, trustees or administrators of RRSPs, RRIFs, RESPs and other similar self-managed plans; or

B)

For a clearing agency (including The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument No. 54-101 of the Canadian Securities Regulators, the Company has distributed copies of the Notice of Meeting, the present Management Proxy Circular, the proxy form and the 2007 Annual Report accompanied by Management’s discussion and analysis (collectively, the “Meeting Materials”) to clearing agencies and intermediaries for distribution to non-registered holders.

Intermediaries are obliged to provide non-registered holders with the Meeting Materials unless the non-registered holder has waived his or her right to receive such materials. Intermediaries very often call on service companies to provide non-registered holders with the Meeting Materials. Generally, non-registered holders who have not waived their right to receive such materials will receive either:

A.

A proxy form already signed by the Intermediary (usually by facsimile), indicating the number of shares beneficially owned by the non-registered holder, but which has not been completed. This proxy form does not need to be signed by the non-registered holder.  In this case, the non-registered holder who wishes to submit a proxy must duly complete the proxy form and return it to Computershare Trust Company of Canada; or

B.

More often, a voting instruction form to be duly completed and signed by the non-registered holder in accordance with the voting instructions (which sometimes provide for the possibility of completing the form by telephone).

The purpose of this procedure is to allow non-registered holders to give instructions as to the voting rights attached to the shares of which they are the beneficial owners. In the event a non-registered holder having received either a proxy form or a voting instructions form wishes to vote at the Meeting in person (or ask another person to vote on his behalf), he must strike-out the names of the persons set out in  the proxy form and insert his own name (or that of the other person) in the blank space or, if he has received a voting instructions card, follow the relevant instructions on the form. In either case, non-registered holders are asked to carefully read the instructions of their intermediaries or their service companies.

Non-registered holders may revoke their voting instructions or waiver of the right to receive the Meeting Materials and of the right to vote given to an Intermediary at any time by giving written notice to the Intermediary; however, the Intermediary is not obliged to comply with a revocation of the voting instructions or of a waiver of the right to receive the Meeting Materials and the right to vote that is not received at least seven (7) days prior to the Meeting.

Exercise of Discretion by Proxies

Shares represented by proxies in the accompanying form will be voted in accordance with the instructions of the shareholder who executed the proxy on any poll that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted on at the Meeting, the shares shall be voted accordingly. In the absence of contrary instructions from the shareholder on the proxy form, proxies representing these shares will be voted by the proxyholder IN FAVOUR OF each item indicated in the proxy form. The accompanying proxy form confers discretionary power to the nominees listed therein with respect to all amendments to the matters specified in the Notice of Meeting or to such other matters as may properly come before the Meeting, or any adjournment thereof. As of the date hereof, the Company’s Board of Directors knows of no such amendments or other matters that will be presented for consideration at the Meeting other than those specified in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

As at October 25, 2007, there were 37,248,296 common shares issued and outstanding, each conferring on the holder one (1) vote at the Meeting, or any adjournment thereof. The Company has chosen October 26, 2007, at 4:00 p.m., as the record date for shareholders entitled to vote at the Meeting, or any adjournment thereof.

To the knowledge of the Company’s officers, as at October 25, 2007, the following persons exercised control over more than 10% of the Company’ s outstanding voting securities:

Name of Shareholder	Number of Common Shares	% of Common Shares
Northern Rivers Capital Management Inc.	5,972,200	16,03%

Company’s Balance Sheet

At the Meeting, it will be requested from the Company’s Shareholders that they confirm and accept to receive a Balance Sheet from the Company prepared at a date of not less than four months, but not more than six months, before the Meeting, as provided for in Section 98 (2) of Companies Act (Quebec). The Balance Sheet of the Company was prepared for the fiscal year ended at May 31, 2007, which date precedes by more than four months that of the Meeting. The Company’s Management recommends the Shareholders vote in favour of the acceptance to receive a Balance Sheet from the Company prepared at a date preceding by more than four months the Meeting.

The proxyholders intend to vote all proxies received by them in the accompanying proxy form IN FAVOUR OF the acceptance to receive a Balance Sheet from the Company, made up to a date of more than four months prior to the Meeting.

Election of Directors

Pursuant to the Company’s Articles of incorporation, the Company’s Board of Directors (the “Board”) shall consist of no less than one (1) and no more than seven (7) directors. There are currently six (6) directors. The persons named in the enclosed proxy forms intend to vote IN FAVOUR OF the nominees whose names are set forth below. Management does not expect that any of the nominees will be unable to serve as director but, should such eventuality occur for any reason prior to the Meeting, the persons named in the accompanying proxy form reserve their right to vote for another nominee at their discretion. Each director will hold office until the next annual meeting of shareholders or until the election or appointment of his successor, whichever date comes first.

The following table and notes set out the names of the proposed nominates for election as director, their municipality of residence, their principal occupation in the Company, including the committees of the Board, the major functions they carry out at present time as well as those carried out in the last five years and for whom these duties are or were carried out, the number of years they served as a director of the Company, and the number of voting shares of the Company controlled by them or their non-arm’s length representatives.

			Number of shares on which a hold is made
Name, Municipality of residence and Title	Principal Occupation	Director of the Company since	Number of shares controlled
Henri Harland (4) Rosemère, QC President and Chief Executive Officerand Director	President and Chief Executive Officer of the Company	1998	2,162,111(1)
Michel Chartrand (2) (3) (4) Le Gardeur, QC Director	President of Groupe PharmaEssor Inc.	2006	10,000
Thierry Houillon (4) Montreal, QC Vice-President, Nutraceutical	Vice-President, Nutraceutical	2006	0
Ronald Denis (2) (3) (4) Mount Royal City, QC Director	Chief of Surgery at Hôpital du Sacré-Cœur, Montréal	2000	45,000
Michel Timperio (2) (3) (4) Longueuil, QC Chairman of the Board and Director	President and Chief Executive Officer of TBS Ltd.	2000	121,333
Daniel Perry (2) (3) (4) Tours, France Director	General Manager of Société du Vivier des Landes	2000	43,333

(1)

Of this number, 1,927,000 shares are owned by Gestion Harland Inc., a company controlled by Mr. Henri Harland. In addition 2,989,000 shares are owned by Gestion GFX, which is controlled by GFX Trust, as well as 560,000 shares which are owned by this same G.F.X. Trust, for which Mr. Henri Harland is a trustee.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Governance Committee.

Over the last five years, the directors have held the following positions with the companies named hereafter:

Mr. Henri Harland has been a director as well as the President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the founder of the Company and has been involved in the krill research project since 1991. For the last ten years he has held the position of President and Chief Executive Officer of Gestion Harland inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies from different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development

Since 2004, Mr. Michel Chartrand is the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a recent merger, Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy franchisors in Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

Since 2007, Mr. Thierry Houillon is the Vice-President, Nutraceutical of the Company, he was since February 1st, 2007, Vice-President, Business Development, Functionnal Food. Previously, he has been the President and Chief Executive Officer of Danone Eaux Canada from 2003 to 2006 and of Danone Yogourt Tunisia from 2001 to 2003.

Dr. Ronald Denis is currently Chief of Surgery and Director of the Trauma Program at Hôpital du Sacré-Cœur in Montreal. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Since 2001, Mr. Michel Timperio has been the President and Chief Executive Officer TBS Ltd., a company which develops and manufactures wooden structures for the American market, and has also held the position of Vice-President of Strategic Development of the American Market with the same company.

Since March 1993, Mr. Perry has been General Manager of a company operating a touristic complex in France. Also, Mr. Perry is a specialist and consultant in marketing new products on the European continent.

Corporate governance practices

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices, which came into force on June 30, 2005, set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.

1.

Board of Directors

The Board of Directors considers that Mr. Ronald Denis, Daniel Perry and Michel Chartrand are independent within the meaning of Multilateral Instrument 52-110 Audit Committees.

The Board of Directors considers that Mr. Henri Harland, Michel Timperio and Thierry Houillon are not an independent within the meaning of Multilateral Instrument 52-110 Audit Committees as they are part of the Corporation’s upper management.

2.

Ethical Business Conduct

The Board of Directors of the Corporation has adopted on May 31, 2007 its Code of Business Conduct and Ethics for Directors, Officers and Employees, attached hereto as Schedule A.

3.

Procedure of appointment of candidates to the Board of directors

The selection of the nominees for the Board of directors is made by the other members of the Board, based on the needs of the Company and the qualities required to sit on the Board of directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Company, the expertise of the candidates in fields relevant to the Company while complementing the training and experience of the other members of the Board; the will and ability of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of directors of a director of the Company and its shareholders.  The Company researches the training and qualifications of new potential directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Company will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Company during his term.

The Company may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Company and executive placement agencies.  The Company considers candidates recommended by shareholders and will evaluate such candidates at the annual shareholders meeting.   The Company will consider all such written recommendation made by shareholders received by the Company secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders.  The recommendations must be mailed to the Company and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of directors, the Company will propose a list of candidates to the shareholders, for the annual meeting of the Company.

4.

Appointment and replacement of members of the Board

The selection of the candidates to the Board of directors is made by the other members of the Board of directors who establish the needs of the Company, as well as the abilities and proficiencies of the other members of the Board and their contribution to the orientation of the activities and business of the Company, which then, suggest a candidate which will bring an expertise lacking to the Board of directors.

5.

Compensation

The compensation committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Company’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of directors of the Company.  This committee also reviews the amount and mode of remuneration granted to the directors.  The remuneration committee may appoint an external firm in order to assist during the realization of its mandate.

6.

Other commitees

Other than the audit committee and the compensation committee, the Company also has a corporate governance committee, which is composed of six (6) members.  Of this number, two members are considered at not at arm’s length, namely the president and chief executive officer as well as the vice-president Nutraceutical. The committee of corporate governance is in charge of establishing the procedure which must be followed by the Company in order for it to comply with the federal guidelines of the TSX Venture regarding corporate governance.

7.

Evaluation

The Board sets goals for its members and may give, from time to time, specific mandates which must be delivered to certain members of the Board according to a time-table to be respected, which allows the Board of directors to appreciate and evaluate its directors and the Board itself.

Audit Committee

The Company’s Audit Committee is composed of four (4) directors and all are unrelated directors.

The Audit Committee is responsible for reviewing the annual and interim financial statements of the Company before they are officially approved by the Board and/or publicly disseminated. It is also responsible for monitoring the Company’s system of internal controls. When it deems it necessary, the Audit Committee may communicate directly with the Company’s internal controller and outside auditors.

Charter of the Audit Committee

The Charter of the Audit Committee is attached as Schedule B hereto.  The Charter was adopted June 6th, 2007.

Composition of the Audit Committee

The Audit Committee is currently composed of Mr. Ronald Denis, Mr. Michel Timperio, Mr. Daniel Perry and Mr. Michel Chartrand. The following is a brief description of the relevant experience and training of the members of the Audit Committee:

Dr. Ronald Denis is currently Chief of Surgery and Director of the Trauma Program at Hôpital du Sacré-Cœur in Montréal. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Since 2001, Mr. Michel Timperio has been the President and Chief Executive Officer of TBS Ltd., a company which develops and manufactures wooden structures for the American market.

Since March 1993, Mr. Perry is General Manager of a company operating a touristic complex in France. Also, Mr. Perry is a specialist and consultant in marketing new products on the European continent.

Since 2004, Mr. Michel Chartrand is the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a recent merger, Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy franchisors in Quebec. ..From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

Under Multilateral Instrument 52-110 Audit Committees, a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

The Board of Directors has determined that Mr. Ronald Denis, Mr. Daniel Perry and Mr. Michel Chartrand are independent members of the Audit Committee as such term is defined in Multilateral Instrument 52-110 Audit Committees.  The Board of Directors has determined that Mr. Michel Timperio is not independent as such term is defined in Multilateral Instrument 62-110 Audit Committees as he is part of the Corporation’s upper management. Moreover, the Board has established that Mr. Ronald Denis, Mr. Michel Timperio, Mr. Daniel Perry and Mr. Michel Chartrand possess the required financial literacy within the meaning of said instrument.

The Board of directors, when it deems it necessary, retains the services of a chartered accountant to assist in the carrying out of its duties.  As at May 31st, 2007, the Company was a “Venture Issuer” as such term is defined in Multilateral Instrument 52-110 Audit Committees and consequently is exempt from the requirement of the composition of the Audit Committee and the financial literacy of its members.

External Auditor Fees

(a) Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, help for establishing interim financial statements and related matters. For the fiscal year ended May 31, 2007, KPMG LLP, chartered accountants, of Montreal, the Corporation’s external auditors, invoiced $89,465 to the Corporation for audit fees. For the fiscal year ended May 31, 2006, Raymond Chabot Grant Thornton LLP., chartered accountants, of Montreal, invoiced $145,000 to the Corporation.

(b) Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above. KPMG LLP, chartered accountants, of Montreal, the Corporation’s external auditors, invoiced $9,465 to the Corporation for the fiscal year ended May 31, 2007. For the fiscal year ended May 31, 2006, Raymond Chabot Grant Thornton LLP, chartered accountants, of Montreal, had invoiced $15,000 in Audit-related fees to the Corporation. The fees for services associated with the audit include, but are not limited to, the following:

•

Reading the financial statements and interim management reports of the Corporation

•

Meeting the design and documentation of the Company’s controls, in the light of the regulations applicable to publicly-traded companies.

•

Consultation on the accounting treatment of the options to purchase shares.

(c) Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP., chartered accountants, of Montreal, the Corporation’s external auditors, charged nothing for the fiscal year ended May 31, 2007. For the fiscal year ended May 31, 2006, Raymond Chabot Grant Thornton LLP., chartered accountants, of Montreal, billed $3,500 to the Corporation in this regards.

(d) Other Fees

“Other fees” includes all other fees billed for professional services other than those mentioned hereinabove. Harel Drouin-KPMG LLP, chartered accountants, of Montreal, the Corporation’s external auditors, charged nothing for the fiscal year ended May 31, 2007. For the fiscal year ended May 31, 2006, Raymond Chabot Grant Thornton LLP., chartered accountants, of Montreal charged nothing.

Exemptions

Since June 1st, 2006, which represents the date of the commencement of the Corporation’s last complete fiscal year end, the Corporation has not relied on the exemption contained in section 2.4 (De Minimis Non-audit Services) or an exemption granted under Part 8 (Exemptions) of Instrument 52-110.

The Corporation relies on the exemption set out in section 6.1 of Instrument 52-110, with respect to the composition of the Audit Committee and certain reporting obligations.

Executive Compensation

The following summary compensation table provides information concerning compensation paid the President and Chief executive officer, the person acting as Chief of finances and the three members of upper management most well paid (the “Named senior officers”) for the years ended Mai 31, 2007, 2006 and 2005.

Name and Title	Year	Annual Compensation			Long term Compensation
					Awards		Payouts
		Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options granted (additional/ number)	Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compensation ($)
Henri Harland President, Chief Executive Officer and Director	2007 2006 2005	$ 279,700 $ 252,882 $ 197,529	- - -	$ 140,000 $ 100,000 -	390,000 350,000 206,000	N/A N/A N/A	N/A N/A N/A	- - -
André Godin Vice-President, Administration and Finance	2007 2006 2005	$ 149,850 $ 137,000 $ 107,078	- - -	$ 37,500 $ 25,000 -	180,000 350,000 118,000	N/A N/A N/A	N/A N/A N/A	- - -
Fotini Sampalis Chief Scientific Officer (3)	2007 2006 2005	$ 189,827 $ 175,000 $ 117,684	- - -	$ 47,500 $ 30,000 -	180,000 350,000 113,000	N/A N/A N/A	N/A N/A N/A	- - -
Donald Allard Vice-President, Sales and Marketing	2007 2006(4)	$ 135,000 $ 12,980	- -	- -	65,000 100,000	N/A N/A	N/A N/A	- -
Thierry Houillon Vice President, Nutraceutical (5)	2007(6)	$ 56,769	-	-	485,000	N/A	N/A	-

(1)

All salaries were paid in Canadian dollars.

(2)

Long term investment Plan.

(3)

Since October 12, 2007, before that she was Vice-president Research & Business Development.

(4)

Period of May 1 to May 31, 2006.

(5)

Since October 12, 2007, before that he was Vice-president Business Development, Functional Food.

(6)

Period of February 1 to May 31, 2007.

On June 1, 2007, following the recommendation of the Compensation committee and approval by the Board of Directors, the Company concluded employment contracts with Mr. Henri Harland, the President and Chief Executive Officer, Dr. Fotini Sampalis, the Chief Scientific Officer, Mr. André Godin, the Vice-President of Administration and Finance and Mr Thierry Houillon, Vice-President Nutraceutical. The negotiated conditions included annual salaries of $ 315,000, $ 215,000, $ 170,000, $ 180,000 respectively, potential annual bonuses based on specific objectives determined and approved by the Board of Directors and standard non-competition, non-solicitation clauses and Intellectual Property undertakings, each including a $ 250,000 penalty in the event of breach.

The members of senior management are eligible to performance compensation bonuses representing a variable percentage of the revenues generated until the end of the six years following the execution of major agreements with strategic partners. This amount to be allocated by the president and chief executive officer, after consultation of the Board of director and compensation committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

Stock options granted to named senior officers during the last fiscal year

During the last fiscal year ending May 31, 2007, 2,597,500 stock options were granted to employees, officers and consultants and 282,500 were cancelled. Therefore, as at May 31, 2007, 4,987,250 stock options had been issued pursuant to the Plan.

The table below sets out the c stock options granted to named senior officers pursuant to the Plan in the fiscal year ended on May 31, 2007.

Name	Stock Options granted	% of Total number of Options granted in financial year	Exercise Price ($/share)	Market value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration date
Henri Harland	275,000	10,59%	$ 2,60	$ 2,60	2011-06-09
Fotini Sampalis	100,000	3,85%	$ 2,60	$ 2,60	2011-06-09
André Godin	100,000	3,85%	$ 2,60	$ 2,60	2011-06-09
Thierry Houillon	40,000	1,54%	$ 3,00	$ 2,84	2011-09-26
Thierry Houillon	350,000	13,47%	$ 5,75	$ 5,73	2012-02-19
Henri Harland	115,000	4,43%	$ 7,25	$ 6,90	2010-05-01
Thierry Houillon	95,000	3,66%	$ 7,25	$ 6,90	2010-05-01
Fotini Sampalis	80,000	3,08%	$ 7,25	$ 6,90	2010-05-01
André Godin	80,000	3,08%	$ 7,25	$ 6,90	2010-05-01
Donald Allard	65,000	2,50%	$ 7,25	$ 6,90	2020-05-01

Exercise of share options during the last fiscal year

The following table illustrates the share options granted and exercised pursuant to the Plan by the senior officers named in the fiscal year ended May 31, 2007, and the value of the options at year-end.

Name	Shares Acquired on Exercise of Options (#)	Aggregate Value Realized (1)	Unexercised Options at Financial Year End		Value of Unexercised Options at Financial Year End ($)
			Exercisable	Un-exercisable	Exercisable	Un-exercisable
Henri Harland	-	-	360,250	649,250	2,131,018	2,942,373
André Godin	240,000	721,000	109,000	399,000	595,680	1,847,380
Fotini Sampalis	-	-	391,500	411,500	2,437,580	1,928,880
Donald Allard	30,000	149,500	-	70,000	-	358,400
Thierry Houillon	-	-	10,000	475,000	37,700	470,100

(1) Aggregate value realized represents the carried forward benefit and corresponds to the difference between the market price and the exercise price at the date of exercise.  The taxable benefit can be postponed until the underlying shares are sold.

Securities which can be issued pursuant to a share-based compensation plan

The following table sets out, as at May 31st, 2007, the share-based compensation plans of the Company pursuant to which shares can be issued from treasury.   The information has been consolidated by category of share-based compensation plan, namely, the plans providing for the issuance of common shares previously approved by the shareholders and those not having been approved by the shareholders. It must be noted that no plan previously approved by the shareholders exists.  The number of shares which appears at the row “Share-based compensation plan” refers to the Corporation’s stock-option plan.

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Mean strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the shareholders	4,970,000	$ 2.58	1,800,000
Share-based compensation plan unapproved by the shareholders	N/A	N/A	N/A

Interest of Insiders and Others in Material Transactions

The company entered into an agreement, as of June 1, 2002 with a shareholder, (a company controlled by the President and chief executive officer of the Company), to pay royalties on a semi-annual basis for an amount equal to 1% of the annual revenues, for an unlimited period.  The annual amount to be paid may not exceed net earnings before interest, taxes and amortization.

Except for the aforementioned, none of the insiders of the Corporation, the proposed nominees for election as Director, the executive officers of the Company, or any of their respective associates or affiliates has or has had any material interest, direct or indirect, in any material transaction whether proposed or concluded, since the beginning of the Corporation’s most recently completed financial year.

Compensation of Directors

Only external directors and external members of the board committees receive a fee of $500 per meeting for attendance in person and said fee is of $250 if the director is present by phone. In addition, only external directors are paid an annual fixed compensation of $5,000. As at October 25, 2007, the external directors of the Company were Mr. Ronald Denis, Michel Timperio, Daniel Perry and Michel Chartrand.  However, the Chairman of the Board receives, in addition to the fee by meeting, an annual fixed compensation of $10,000 instead of $5,000. On June 9, 2006, each member of the Board was granted stock options which may be exercised at a price of $2.60 and on May 1, 2007, each member of the Board was granted stock options which may be exercised at a price of $7.25. The President of the Board was granted an additional amount of options.

Directors and Officers Liability Insurance

The Company has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions, subject to the Companies Act, part 1A (Quebec). The maximum insurance coverage is of $5,000,000 per insurable period. Each claim is subject to a $25,000 deductible per event for the Company’s directors and officers as a whole. The Company benefited from an extension of said insurance plan from December 25, 2006 to December 25, 2007 and the total premium paid by the Company for the coverage is of $23,118. Said premium was paid by the Company on receipt of the invoices.

Nomination of Auditors

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Company and to authorize the Board to determine their compensation.  The auditors will hold offices until the next Annual Meeting of Shareholders of the Company or until their successors are appointed.

KPMG LLP, chartered accountants, have been auditors for the Company since September 25, 2006

INFORMATION REGARDING MATTERS TO BE ACTED UPON AT THE MEETING

Approbation of the extension of the Period

Section 98(2) of the Companies Act (Quebec) (the “Act”) provides that at the annual meeting, the directors must submit to the Company a balance sheet prepared at a date preceding by no more than four months before the date of said annual Meeting.  However, the law stipulates that a company that carries out operations outside of Quebec can, by resolution adopted at a general meeting, extend this period, provided that said period does not exceed six months (the “Period”).

The Board of directors of the Company is of the opinion that, it is in the best interest of the Company, since it operates outside of Quebec, to extend the Period to six months.

The shareholders will therefore be asked to approve the resolution, the text of which is attached to the present Management Proxy Circular as Schedule C (the “Resolution”), approving the extension of the Period to six months.  To be adopted, the Resolution must be approved by at least the majority of the shareholders present or represented by proxy.

The Board of directors of the Company is of the opinion that it is in the best interest of the Company to extend the Period to six months; consequently, the Board has adopted the resolution.

Unless otherwise indicated, the individuals whose name appears on the Proxy Form intend to vote IN FAVOUR of the adoption of the Resolution.

Approbation of by-law C-4

In the framework of the progression by the Company towards the trading of shares on NASDAQ Capital Market, on American Stock Exchange, the Company was requested to adopt the following regulation, which was adopted by the Board of Directors of the Company on June 20th, 2007:

Regulation number C-4: Right of the shareholder to the attestation Certificate

Each shareholder of the Corporation is entitled, without charge, to (a) a share certificate representing the shares of each class or series registered under his name or (b) a written non transferable attestation, attesting of its right to obtain such share certificate, it being however understood that in the case of a share being jointly held by more than one person, the Company does not have the obligation to issue more than one share certificate and that the delivery of a share certificate to only one of the holders or to one of the holder’s duly authorized agent shall constitute sufficient delivery with regards to all the joint holders.

The shareholders will therefore be asked to approve the resolution, the text of which is attached to the present Management Proxy Circular as Schedule D ( the “Resolution”), approving the insertion in the by-laws of the Corporation of By-law number C-4 entitled “Right of the shareholder to the attestation Certificate”).  To be adopted, the Resolution must be approved by at least the majority of the shareholders present or represented by proxy.

The Board of directors of the Company is of the opinion that it is in the best interest of the Company and its shareholders to adopt By-law number C-4: Right of the shareholder to the attestation Certificate.

Unless otherwise indicated, the individuals whose name appears on the Proxy Form intend to vote IN FAVOUR of the adoption of Regulation number C-4: Right of the shareholder to the attestation Certificate.

Other Matters Which May Come Before the Meeting

Management knows of no matters or questions to come before the Meeting other than those set forth in the Notice of Meeting. However, if other matters or questions, which are not known to the Management, should properly come before the Meeting, the accompanying proxy confers discretionary authority to the persons named therein to vote on such matters in accordance with their best judgement.

Additional Documentation

The Company is a reporting issuer in Quebec, Alberta and British Columbia, and is required to file its financial statements and Management Proxy Circular with the Quebec, Alberta and British securities commissions. Others information concerning the Company may be obtained on SEDAR Web site at www.sedar.com  and on EDGAR Web site at www.sec.gov and, copies of the Management Proxy Circular and financial statements may be obtained upon request from the Secretary of the Company. The Company may require the payment of a reasonable fee if someone, other than a shareholder of the Company, makes the request, except if the Company’s issues its securities according to a simplified procedure, in which case these documents will be provided free of charge.

General

The information contained herein is given as of October 25, 2007, except as otherwise indicated. If other matters which are unknown at the present should be presented for consideration at the Meeting, the voting rights conferred by the accompanying proxy form will be exercised at the discretion of the person exercising them in respect of such matters, said persons using their best judgement.

Directors’ Approval of Management Proxy Circular

The content and sending of this Management Proxy Circular has been approved by the Board of the Directors of the Company.

 Laval (Québec), October 29, 2007

 Chairman of the Board,

 (Signed)  Michel Timperio

    Michel Timperio

SCHEDULE A

CODE OF BUSINESS CONDUCT AND ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

Neptune Technologies & Bioressources Inc. (the “Company”) has adopted the following Code of Business Conduct and Ethics for its Directors, Officers and Employees which sets forth the principles of business ethics to be followed by all directors, officers and employees of the Company.

PURPOSE

The purpose of this Code is to establish minimum guidelines of business conduct required of directors, officers and employees of the Company. The Chief Executive Officer is responsible for designating appropriate officer(s) or director(s), to implement and monitor compliance with this Code.

REQUIRED BUSINESS CONDUCT OF DIRECTORS, OFFICERS AND EMPLOYEES

The principles that must be complied with by all directors, officers and employees of the Company under this Code are the following:

Conflicts of Interest

The Company reaffirms its confidence in the loyalty and integrity of all members of its staff. It is considered desirable to state the policy of the Company on the subject of conflicts of interest to serve as a guide to directors, officers and other employees.

No director, officer or other employee shall permit private interests to conflict with the proper discharge of his or her official duties, nor shall he or she have or acquire any private interest which will give the appearance of such a conflict.

This Code indicates certain areas in which the policy regarding conflicts of interest has particular application in order that such situations may be avoided; however, ethical action is expected of all directors, officers and employees in all relevant circumstances, whether enumerated or not.

Gratuities

No gratuities, whether in the form of gifts or services, should be accepted unless nominal in amount and offered as part of a normal business courtesy.

Entertainment

Entertainment is, within limits, a normal part of business activity. However, unusual, excessive or unreasonable entertainment should be avoided.

Business Affiliations

The business affiliation of directors, officers and other employees should be a matter of Company record and, should any Board action be required on Company business which may be influenced by an affiliation of one of the directors, the director so involved should bring such affiliation to the attention of the Board and abstain from any vote thereon. Every officer or employee must obtain the approval of the Chief Executive Officer prior to accepting a position as director, partner, officer, consultant or advisor to any other insurance or reinsurance organization or to any other business organization.

Industry and Civic Activities

The Company encourages participation in activities of the Nutraceutical and Biotechnology industry and those civic activities which are for the public good. It is important, however, that the amount of time devoted thereto does not impair the individual’s ability to fulfill his or her official duties with the Company. With respect to participation in the activities of the Nutraceutical and Biotechnology industry, the approval of the Chief Executive Officer, or such individual(s) as the Chief Executive Officer may designate, must be obtained in each case.

Business Interests

Directors, officers and other responsible employees, or members of their immediate families must not have any material interest in any organization carrying on business with the Company, except as permitted by applicable laws. Nothing contained herein shall prohibit any corporation or partnership, in which one or more of them is an officer or director or partner, from serving as a depository of the funds or securities of the Company.

Corporate Opportunities

Directors, officers and employees are prohibited from: (a) taking for themselves personally opportunities that are properly within the scope of the Company’s activities, (b) using corporate property, information or position for personal gain, and (c) competing with the Company. The Company’s directors, officers and employees owe a duty to the Company to advance the Company’s legitimate interests to the best of their abilities.

Confidential Information

Except as required in the performance of the regular corporate duties of a director, officer or employee of the Company, disclosure or use without authorization of any confidential information relating to the Company is prohibited. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. This prohibition applies specifically (but not exclusively) to inquiries made by the press, investment analysts, investors or others in the financial community. This prohibition also applies to information relating to third parties that the Company has obtained under an obligation of confidentiality, or as a result of a commercial relationship. The obligation to safeguard confidential information continues after one’s employment with the Company has ended. The obligation to maintain the confidentiality of information may be subject to legal or regulatory requirements to disclose that information. In such cases, the Chief Executive Officer will assist in determining what disclosure is required.

Acquisitions, Loans and Gifts from the Company

Except with the prior written approval of the Chief Executive Officer or individual(s) designated by the Chief Executive Officer, a director, officer or employee of the Company (or any member of his or her immediate family) may not acquire property, or receive loans or gifts, from the Company.

Disclosure of Potential Conflicts

Potential conflicts should be discussed with the Chief Executive Officer. In circumstances where it is unclear as to whether or not such a discussion is required, the director, officer or other employee should err on the side of disclosure. Prior disclosure of a possible conflict of interest does not in itself suggest wrongdoing, but helps eliminate embarrassing misunderstandings and ensure that the duty of loyalty is not inadvertently violated.

Compliance with Laws

The Company is committed to being a good corporate citizen of all the jurisdictions in which it conducts business. Because of this commitment, directors, officers and employees of the Company must comply in all respects with all applicable laws, rules and regulations, including insider trading, in each jurisdiction in which it does business.

Directors, officers and employees of the Company must cooperate fully with those (including the Chief Financial Officer) responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Directors, officers and employees should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

Senior officers of the Company must comply with the Company’s policies on timely disclosure adopted from time to time and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public.

Fair Dealing and Integrity

One of the most valuable assets of the Company is its reputation for fairness and integrity. Each director, officer and employee of the Company should deal fairly with the Company’s customers, suppliers, competitors and employees. Employees, directors and officers should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Directors, officers and employees must not take any action that could undermine that reputation in dealings with the Company’s employees, customers, suppliers or governmental officials.

Accounting Controls

All transactions shall be properly approved and accurately reflected on the books and records of the Company. Falsification of transactions and Company records or off-the-record trading or other off-the-record business transactions are strictly prohibited and subject to disciplinary action or termination.

Protection and Proper Use of the Company’s Assets

All employees, officers and directors should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All of the Company’s assets should be used for legitimate business purposes.

Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Derogatory remarks and inappropriate characterizations of people and companies are prohibited. This applies equally to oral statements, e-mail messages, internal memos and formal reports.

Reporting of Any Illegal or Unethical Behavior

The Company actively promotes ethical behavior in all its business activities. The Company’s directors, officers and employees are encouraged to speak to their managers or other appropriate personnel at any time if there is any doubt about the best course of action in a particular situation. The Company’s directors, officers and employees are required to report violations of law, rules, regulations and this Code to their managers, senior management or the Board of Directors, as appropriate. Every reasonable effort will be made to ensure the confidentiality of those furnishing information. The Company will not tolerate retaliation in any form against any person for complaints or reports made in good faith.

WAIVER FOR EXECUTIVE OFFICERS OR DIRECTORS

A waiver of this Code for executive officers or directors will only be granted by the Board of Directors. Any waiver granted (or implicit waiver) will be disclosed to the extent required by applicable law or the rules of any applicable stock exchange.

SCHEDULE B

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.

The Committee is expected to maintain free and open communication with management and the external auditors.

4.

The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.

Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.

Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Corporation.

4.

Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.

Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.

Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

a)

that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

b)

that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting,

Auditing and Reporting Practices of the Corporation

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.

Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.

Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.

Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.

Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.

Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.

Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.

Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.

Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.

Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.

Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.

Communicate directly with the internal and external auditors.

SCHEDULE C

Shareholders Resolution – Extension of the Period

WHEREAS Section 98(2) of the Companies Act (Quebec) (the “Act”) sets out that at an annual meeting, the directors must lay before the Company a balance sheet made up to a date not more than four months before the date of said annual meeting (the “Period”).

WHEREAS the Act sets out that, however, a company which carries on its undertakings outside Quebec may, by resolution at a general meeting, extend this period to not more than six months.

WHEREAS the board of directors of the Company is of the opinion that it is in the best interest of the Company, since it carries on undertakings outside of Quebec, to extend the Period to six months.

It is hereby resolved as follows:

1.

To approve, since the Company carries on its undertakings outside of Quebec, the extension of the Period to six months.

2.

That Mr. Henri Harland be, and he is hereby, authorized to sign, for and on behalf of the Company, any document and to act as useful or necessary, at his sole discretion, to give full effect to the present resolution.

SCHEDULE D

Shareholders Resolution – Bylaw of the Company

Right of the Shareholder to the Attestation Certification

It is hereby resolved as follows:

1.

That by-law number C-4, being a by-law pertaining to a shareholder’s right to an attestation certificate, be and it is, hereby approved and ratified, as adopted by the directors of the Company.

2.

That Mr. Henri Harland be, and he is hereby authorized to execute, for and on behalf of the Company, any document and to act as useful or necessary, at his sole discretion, to give full effect to the present resolution.

Exhibits

Proxy

Notice of the Annual General and Special Meeting of Shareholders